

Mail Stop 3561

March 9, 2018

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re:** **EVO Payments, Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 13, 2018**
> **CIK No. 0001704596**

Dear Mr. Kelly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1, Submitted February 13, 2018

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1. We note your disclosure in the Consolidated Balance Sheet Data as of September 30, 2017 presented on page 23 of an amount captioned "Net debt". We note similarly captioned amounts in Selected Financial Data, in the Consolidated Balance Sheet Data as of September 30, 2017 and December 31, 2016 presented on page 82. These amounts are described in footnote (7) on page 24 and footnote (6) on page 82 as being calculated as total debt minus cash on hand, excluding merchant settlement cash in transit and other merchant reserve cash at each respective balance sheet date. Please tell us in more detail why the amount of cash on hand that you have disclosed in these footnotes is so much

less than the cash and cash equivalents reflected on your balance sheets. Also tell us how you considered whether this net debt metric is a non-GAAP metric and why you think it is meaningful and appropriate to present this metric as it is currently calculated.

Financial Statements, page F-1

2. Please update the financial statements and other financial information included in your filing in accordance with Rule 3-12 of Regulation S-X.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding our comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products